Exhibit 99.2

Kimber Resources Inc.
Management’s Discussion and Analysis
For the three and six month periods ended December 31, 2009

The following management’s discussion and analysis (“MD&A”) of Kimber Resources Inc.’s (“Kimber” or the “Company”) financial position is for the three and six months ended December 31, 2009 compared to the three and six months ended December 31, 2008 and covers information up to the date of this MD&A. This discussion should be read in conjunction with the unaudited interim consolidated financial statements for the three and six months ended December 31, 2009 and 2008 which have been prepared in accordance with Canadian generally accepted accounting principles (GAAP). This MD&A may contain certain forward-looking statements about Kimber’s future prospects, and Kimber provides no assurance that actual results will meet management’s expectations.

All amounts are stated in Canadian dollars unless indicated otherwise. Additional information regarding Kimber is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/edgar.com, and on Kimber’s website at www.kimberresources.com.

This management’s discussion and analysis is dated February 10, 2010.

Introduction

Kimber Resources Inc. is a gold-silver exploration company focused in Mexico seeking to grow shareholder value by building gold and silver mineral resources through focused exploration.

Kimber’s strategy is to excel as an exploration company specializing in the discovery, definition and development of gold and silver deposits in Mexico, building mineral resources and advancing projects into valuable assets capable of becoming profitable mining operations. Kimber seeks to achieve these goals by focusing activities and cash expenditures on areas that will enhance assets while maintaining safe work conditions, protecting the environment and building strong relationships with local communities and stakeholders.

Kimber owns three exploration projects located in Mexico. The most advanced project is Monterde, which as at January 31, 2010 is 29,296 hectares in size and is located in the prolific Sierra Madre Gold-Silver belt of Northern Mexico. The Monterde project hosts substantial gold-silver mineralization and has three deposits located within two kilometres of each other. Kimber is currently advancing the Monterde project so that the full value can be realized.

The unaudited interim consolidated financial statements for the three and six months ended December 31, 2009 and 2008 are prepared on a going-concern basis, which assumes that Kimber will continue in operation for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business. As Kimber does not generate positive cash flow from operations, it will need to raise additional funds through the future issuance of equity securities or the joint venture, option or sale of one or more properties.

Although Kimber has been successful in raising funds in the past, there can be no assurance that Kimber will be able to raise sufficient funds in the future, in which case Kimber may be unable to meet its obligations as they come due in the normal course of business. If Kimber cannot raise funds, its mining properties may be joint ventured, optioned, sold or abandoned. As detailed in the following “Financings” section, Kimber closed a public offering on February 10, 2010.

The unaudited interim consolidated financial statements for the three and six months ended December 31, 2009 and 2008 do not include any adjustments to the carrying value of assets and liabilities, and changes to balance sheet classifications that may be necessary should Kimber not continue as a going concern and these adjustments and reclassifications could be material.

Kimber Resources Inc. is based in Vancouver, British Columbia and trades on the NYSE Amex under the symbol “KBX” and on the Toronto Stock Exchange under the symbol “KBR.”

Results of Operations

Kimber’s net loss for the three months ended December 31, 2009 was $541,303 or $0.01 per common share compared with $628,006 or $0.01 loss per share for the three months ended December 31, 2008.

During the three months ended December 31, 2009 Kimber incurred expenditures of $642,914 on its mineral properties; $15,716 for a property acquisition payment regarding a deposit for the acquisition of an additional concession at Monterde (the San Francisco concession), and exploration expenditures of $627,198. The two major project expenditures during the period related to Monterde and Pericones.

A summary of unproven mineral right interests for the current and comparable periods is included in the table below:

	Three Months Ended December 31, 2009	Three Months Ended December 31, 2008
Unproven mineral right interests
Property acquisition and taxes	$15,716	$-
Exploration and Engineering	627,198	886,050
Total costs	$642,914	$886,050

Exploration and Engineering, by location
Monterde	$509,312	$763,691
Pericones	107,403	122,359
Setago	26,199	-
Total	$642,914	$886,050

Monterde costs include
Assays	$4,013	$28,869
Drilling	-	-
Engineering	104,608	72,798
Field Office	95,955	67,503
Geological, geophysical	173,387	329,703
Metallurgy	-	37,188
Other categories	131,349	227,630
Total	$509,312	$763,691

Administration costs

Salary and benefit expenses include stock based compensation charges. Salary and benefit expenses were $225,501 during the three months ended December 31, 2009 compared to $273,278 for the three months ended December 31, 2008. The decrease of $47,777 was due to lower stock based compensation costs during the current quarter and lower salary costs during the current quarter.

Kimber recorded a stock based compensation expense of $43,886 for the three months ended December 31, 2009 as compared to $57,233 for the three months ended December 31, 2008. This expense comprised of $43,886 for stock options previously granted but for which the full fair value had not yet been fully amortized.

Legal, audit and consulting costs were $113,548 for the three months ended December 31, 2009 compared to $183,057 for the three months ended December 31, 2008. Consulting fees were lower in the current quarter due to lower external fees for work on the Internal Control over Financial Reporting project in the current year.

Investor relations and shareholder communications expenses were $23,849 for the three months ended December 31, 2009 compared to $18,859 for the three months ended December 31, 2008. The increase is attributable to increased conference fees and increased dissemination of news releases.

Office, insurance and miscellaneous expenses were $70,575 for the three months ended December 31, 2009 compared to $67,497 for the three months ended December 31, 2008.

Kimber recorded a loss from foreign exchange of $1,351 during the three months ended December 31, 2009 as compared to a loss of $1,619 during the three months ended December 31, 2008. Kimber recorded a gain from foreign exchange of $7,656 during the six months ended December 31, 2009 as compared to a gain of $4,026 during the six months ended December 31, 2008. The gain/loss originates from funds advanced to Mexico during the period that have increased/decreased in value due to fluctuations in the Mexican peso or United States dollar relative to the Canadian dollar.

Summary of Quarterly Results March 31, 2008 to December 31, 2009

	Q2	Q1	Q4	Q3
	Dec31/09	Sep30/09	Jun30/09	Mar31/09
Interest income	$979	$2,904	$1,913	$8,790
Total Loss	$(541,303)	$(538,465)	$(530,555)	$(728,081)
Loss per share	$(0.01)	$(0.01)	$(0.01)	$(0.01)

	Q2	Q1	Q4	Q3
	Dec31/08	Sep30/08	Jun30/08	Mar31/08
Interest income	$15,706	$48,202	$43,525	$27,936
Total Loss	$(628,006)	$(504,363)	$(778,293)	$(658,884)
Loss per share	$(0.01)	$(0.01)	$(0.01)	$(0.01)

Kimber is in the exploration stage, and therefore, variances in its quarterly losses are not affected by sales or production-related factors. Increases in costs are generally attributed to growth in operations and success in financing activities which allow Kimber to undertake further development and exploration on its properties.

Kimber’s income is derived from interest and gains received on cash or short-term investments (low-risk Canadian government treasury bills, banker’s acceptance notes, and low risk savings accounts) classified as cash. Interest income fluctuates according to the amounts of funds held in deposit and interest rates offered during the period. Kimber does not have revenues from mining operations and does not expect to have revenues in the near future other than interest earned on cash balances.

Financial Condition

At December 31, 2009, Kimber had working capital of $963,751 (June 30, 2009 - $3,364,187). Kimber has no long-term indebtedness or long-term obligations. The change in working capital for the three months ended December 31, 2009 is primarily the result of a decrease in cash by $1,111,127 to $1,221,059 (June 30, 2009 – $3,455,576) and an increase in accounts payable and accrued liabilities from $393,561 to $538,200. The cash decrease is due to the ongoing net expenditures. In the three months ended December 31, 2009, Kimber received no funds from financings and $2,166 was received from the exercise of stock options.

Subsequent to December 31, 2009, Kimber received $416,666 from the exercise of warrants, and completed a financing of 3,142,000 common shares for net proceeds of approximately US$2.84 million as detailed in the following “Financings” section.

Cash Flows

Kimber generates cash inflow from selling its shares either through financings or the exercise of outstanding stock options and warrants. There is a risk that these options and warrants may not be exercised if Kimber’s share price falls below the exercise price due to market conditions.

Amounts receivable were $244,973 at December 31, 2009 compared to $190,975 at June 30, 2009. Amounts receivable are comprised primarily of an IVA tax refundable from the Government of Mexico. The IVA Tax is 15% of expenditures in Mexico. Kimber has been receiving IVA refunds on an ongoing basis, and expects to continue to recover outstanding amounts.

Prepaid expenses were $35,919 at December 31, 2009 compared to $111,197 at June 30, 2009. The decrease was due primarily to the amortization of prepaid insurance fees. Annual fees for insurance (US$88,500) were paid in January 2010.

Property acquisition costs of $15,716 (US$15,000) were incurred for a deposit paid for the purchase of a new Monterde concession, the San Francisco concession. The purchase of this concession was finalized by a payment of US$60,000 during January 2010. Future acquisition expenditures on these staked concessions will be minimal as there are no property purchase payments required.

Share capital was increased by $2,166 during the three months ended December 31, 2009 by the exercise of 3,333 stock options.

Financings

There were no financings during the three months ended December 31, 2009.

On December 15, 2009 Kimber announced a public offering of common shares in the United States.

On February 4, 2010 Kimber announced the terms of a public offering of common shares in the United States. The offering was for up to 3,783,000 common shares at a price of US$1.00 per share in a registered direct offering. In addition, Kimber granted the placement agent, Scarsdale Equities LLC, the exclusive right to place in the aggregate up to a further 15% of the offered shares, being 567,450 common shares, under the same terms and conditions as the offered shares, for a period of thirty calendar days from the date of filing of the final prospectus supplement, which was February 4, 2010. Kimber has agreed to pay the placement agent a placement fee equal to 4.5% of the gross proceeds received by Kimber for the sale of the shares.

The offering closed on February 10, 2010. Subscription agreements were received for 3,142,000 common shares on this date. Gross proceeds of the offering were US$3,142,000. The placement agent’s commission was 4.5%, for a commission amount of US$141,390 for proceeds of US$3,000,610. The expenses of the offering were estimated at US$160,964 to give estimated net proceeds estimated of US$2,839,646.

Contractual Obligations

Kimber has no long-term debt and does not anticipate that it will require debt financing for current planned expenditures. Kimber has no future contractual obligations to property vendors for the Monterde, Setago or Pericones Properties.

Kimber leases its premises under an operating lease which expires in the fiscal quarter ending March 31, 2011. Kimber is obligated to make basic rent payments under its operating lease in each of the fiscal years from 2010 to 2011 totalling $98,808. In addition, under the lease Kimber has the obligation to pay its proportionate share of operating costs and taxes for the building.

Capital Resources and Liquidity

Capital resources of Kimber consist primarily of cash and liquid short-term investments. As at January 31, 2010, Kimber had cash and Canadian Government Treasury bills totaling approximately $1,015,000; approximately $150,000 in amounts receivable and an estimated $400,000 in accounts payable and accrued liabilities.

Based on Kimber’s cash resources as at the date of this report and the proceeds from the financing which closed on February 10, 2010, management expects to have sufficient cash to continue operations until December 31, 2010, assuming additional financing and / or a reduction in the current level of expenditure. Management intends to closely monitor, and make adjustments to expenditures as needed, on an ongoing basis. There can be no assurance that Kimber will succeed in obtaining financing, now or in the future. Market conditions or other factors could make it difficult or impossible for Kimber to raise necessary funds to meet its capital requirements. Failure to raise additional financing on a timely basis could cause Kimber to suspend its operations and eventually to joint venture, option or sell its interest in its properties. If such action is not successful Kimber may have to forfeit its interests in its properties. In the past, Kimber has been successful at raising funds to continue work on its mining properties. However, there is no certainty that Kimber will be able to raise additional funding on reasonable terms if at all, in which case the properties may be joint ventured, optioned, sold or abandoned.

Kimber has no plans for debt financing at this time.

Kimber does not anticipate the payment of dividends in the foreseeable future.

Related Party Transactions

There were no related party transactions during the quarter.

Mineral Properties

The Monterde property, located in the Sierra Madre region of south-western Chihuahua State, Mexico, is Kimber’s principal asset. As at December 31, 2009, Monterde covers 29,266 hectares in claims which extend 37 kilometres along the trend of mineralization. On January 15, 2010 Kimber completed the purchase, by payment of US$60,000, of the San Francisco mineral rights concession in the Monterde property. The total purchase price for this concession, which covers 30 hectares, was US$75,000. Total concessions at the Monterde property including this concession cover a total of 29,296 hectares.

Kimber holds 100% of the Monterde property, free of royalties, through its wholly-owned Mexican subsidiary, Minera Monterde, S. de R.L. de C.V. Three zones of gold-silver mineralization have been extensively drilled at Monterde, including Carmen, Carotare, and Veta Minitas. Details of this work are listed in the Form 20-F Annual Report, filed on SEDAR and EDGAR, are displayed on Kimber’s website, and have been described in previous news releases. The designated Qualified Persons responsible for each of the mineral resource statements are stated in the Form 20-F Annual Report.

On December 9, 2009, Kimber filed an updated technical report regarding the resource estimate for the Carmen and Veta Minitas Deposits at the Monterde property. The technical report entitled “AN UPDATED MINERAL RESOURCE ESTIMATE FOR THE CARMEN AND VETA MINITAS DEPOSITS, MONTERDE PROJECT, GUAZAPARES MUNICIPALITY, CHIHUAHUA STATE, MEXICO” dated December 1, 2009 was prepared by Micon International Limited.

Monterde – Carmen
An upgraded high grade gold-silver mineral resource estimate and improved metallurgical recoveries was announced on November 18, 2009. This mineral resource estimate defined a high grade gold-silver mineral resource with improved metallurgical recoveries, which lies within an overall larger lower grade mineral resource. The new mineral resource estimate was based on 587 drill holes and 329 metallurgical tests after thorough geological and metallurgical reviews.

Monterde - Veta Minitas
Veta Minitas is located approximately 250 metres south-west of the Carmen gold-silver deposit. An upgraded high grade gold-silver mineral resource estimate was announced on December 1, 2009. This mineral resource estimate defined a high grade gold-silver mineral resource which lies within an overall larger lower grade mineral resource. The new mineral resource estimate was based on 64 drill holes and 17 metallurgical tests after a thorough geological review.

Monterde – Carotare
The Carotare zone of mineralization is located 2 kilometres west of the Carmen Deposit. In November 2005 Kimber delivered a mineral resource estimate on the Carotare deposit based on the 28 reverse circulation holes drilled. The Carotare resource database has since been expanded by the addition of 17 core drill holes and 40 reverse circulation holes. A review of the model of the geology and mineralization at Carotare has been completed and is being used, along with all drill data, in the preparation of a revised mineral resource estimate.

Pericones
Pericones is located approximately 160 kilometres southwest of Mexico City in a belt that is well known for silver veins, some of which have been mined. Initial sampling by Kimber returned significant silver grades, which were confirmed in greater detail in 2008 and 2009. The 100% owned Pericones property covers 11,890 hectares.

There are four principal areas identified as exploration targets so far, Plaza de Gallos, Aguacate, Tejamanil and El Cirian. These four areas of alteration and old workings exhibit mineralization associated with veins and shears containing mostly silver with some gold. A program of rock sampling, prospecting and alteration mapping was initiated in March 2008 and carried on until early 2009. Management’s initial geological assessment is favourable and more work is planned. A drill program at Pericones is currently being considered.

Setago
The 100% owned Setago Property, which consists of 3 concessions totalling 10,069 hectares, lies approximately 24 kilometres to the west of Monterde, and is still in the early stages of exploration.

Safety

Kimber continues to encourage a safe work environment. Safety meetings have been held and first aid instruction given. Protective equipment is mandatory in the vicinity of heavy machinery and underground. There were no lost time incidents during the three months ended December 31, 2009.

Off-Balance Sheet Arrangements

Kimber has no off-balance sheet arrangements or transactions and none are contemplated.

Financial and Other Instruments

Kimber maintains the majority of its cash balances in Canadian dollars and converts them to United States dollars or Mexican Pesos when payments are required. No hedging has been undertaken to-date.

Kimber’s financial instruments consist of cash and cash equivalents, amounts receivable, accounts payable and accrued liabilities, the fair value of which approximates their carrying value due to the short term to maturity.

Legal Proceedings

Kimber and its subsidiaries are not parties to any legal proceedings and have no material contingent liabilities as at December 31, 2009.

Adoption of new accounting standards

i)	CICA Handbook Section 3064, “Goodwill and Intangible Assets”

In February 2008, the CICA issued new CICA Handbook Section 3064, “Goodwill and Intangible Assets”, replacing CICA 3062, “Goodwill and Other Intangible Assets”, and CICA 3450, “Research and Development Costs”. Collectively, these changes bring Canadian practice closer to International Financial Reporting Standards (“IFRS”) and U.S. GAAP. The effective date of adopting this standard for Kimber is July 1, 2009. The impact of implementation of these standards did not have a material impact on Kimber’s consolidated financial statements.

Recent accounting pronouncements

i)	CICA Handbook Section 1582, “Business Combinations”, Section 1601, “Consolidated Financial Statements”, and Section 1602, “Non Controlling Interests”.

In January 2009, the CICA issued Section 1582, “Business Combinations”, Section 1601, “Consolidated Financial Statements”, and Section 1602, “Non Controlling Interests” to replace Section 1581 and Section 1600. These sections shall be applied prospectively to business combinations on or after the beginning of the first annual reporting period beginning after January 1, 2011 with earlier application permitted. Effective July 1, 2011, Kimber will adopt the new handbook sections, which establish updated standards on the recognition, measurement criteria and presentation for acquisitions, the accounting for assets and liabilities assumed and non-controlling interests. The impact of implementation of these standards will not have a material impact on Kimber’s consolidated financial statements.

ii)	International Financial Reporting Standards (IFRS)

In February 2008, the Canadian Accounting Standards Board confirmed that publicly accountable enterprises will be required to adopt IFRS for fiscal years beginning on or after January 1, 2011, with earlier adoption permitted. Accordingly, the conversion to IFRS will be applicable to Kimber’s reporting effective July 1, 2011, with restatement of comparative information presented. The conversion to IFRS will impact Kimber’s accounting policies, internal control over financial reporting, and disclosure controls and procedures. Kimber is developing an IFRS conversion plan and anticipates there will be changes in accounting policies and these changes may materially impact Kimber’s financial statements but the impact has not been determined at this time.

Internal Control Over Financial Reporting

Kimber’s management, including the Chief Executive Officer and the Chief Financial Officer, is responsible for establishing and maintaining internal control over financial reporting. Kimber’s management, as at the end of the period covered by this interim filing, designed internal control over financial reporting to provide reasonable, but not absolute, assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles. The control framework management used to design the issuer’s internal control over financial reporting is the Committee of Sponsoring Organizations of the Treadway Committee (COSO) control framework. Management did not identify material weaknesses relating to the design of internal control over financial reporting existing at the end of the period covered by this interim filing.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the design of internal control over financial reporting to future periods are subject to the risk that the control may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

There were no changes in Kimber’s internal control over financial reporting that occurred since the beginning of Kimber’s fiscal year to the date of this document that have materially affected, or are reasonably likely to materially affect Kimber’s internal control over financial reporting.

Disclosure Controls and Procedures

Kimber’s management, including the Chief Executive Officer and the Chief Financial Officer, is responsible for establishing and maintaining disclosure controls and procedures. Kimber’s management, as at the end of the period covered by this interim filing, designed disclosure controls and procedures to provide reasonable, but not absolute, assurance that (i) material information relating to the issuer is made known to management by others and (ii) information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation.

Disclosure controls and procedures provide only a reasonable level of assurance that they are effective. Accordingly, they may not detect that all disclosure requirements have not been met. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Outstanding Share Data

Kimber has one class of shares and at December 31, 2009, Kimber had 62,089,953 shares issued and 71,711,953 outstanding on a diluted basis as at December 31, 2009. During the month of January 2010, 333,333 warrants were exercised. As at January 31, 2010 Kimber had 62,423,286 shares issued and 71,711,953 outstanding on a diluted basis.

Kimber has a stock option plan and at December 31, 2009, there were 3,622,000 options outstanding. Of the 3,622,000 options granted to employees, directors and consultants 3,098,660 options had vested at December 31, 2009.

Kimber had 6,000,000 warrants outstanding as at December 31, 2009. 4,000,000 of these warrants were issued on March 11, 2008 and expire on March 11, 2010. Each warrant entitles the holder to purchase one additional common share at a price of $1.25. 2,000,000 of these warrants were issued on September 24, 2008 and expire on September 24, 2010. Each warrant entitles the holder to purchase one additional common share at a price of $1.80. During the month of January 2010, 333,333 warrants were exercised with an exercise price of $1.25.

Risk and Uncertainties

Except for historical information contained in this discussion and analysis, disclosure statements contained herein are forward-looking, which statements are subject to risks and uncertainties, which could cause actual results to differ materially from those in such forward-looking statements.

Kimber is a mineral exploration company and is exposed to a number of risks and uncertainties that are common to other companies in the same business.

Kimber’s financial success is subject to general market conditions, which affect mining and exploration companies. The value of Kimber’s mineral resources and future operating profit and loss may be affected by fluctuations in precious metal prices, over which Kimber has no control, although it may choose to hedge some of its future production. The cost of exploration and future capital and operating costs are affected by foreign exchange rates for the Canadian dollar, United States dollar and Mexican peso. Kimber can mitigate the effects of these rate fluctuations, to some extent, through forward purchases. Because of its limited operating record and history of losses, Kimber may not be able to hedge future risk to the extent it feels is warranted. Kimber also competes with other mining companies, which are larger and have more economic resources to acquire prospective exploration properties or producing mines.

Kimber also faces certain risks and uncertainties specific to its circumstances. Kimber’s ability to obtain financing to explore for mineral deposits and to continue and complete the development of those properties it has classified as assets is not assured; nor is there assurance that the expenditure of funds will result in the discovery of an economic mineral deposit. Kimber has not completed a feasibility study on any of its deposits to determine if it hosts a mineral resource that can be economically developed and profitably mined. While Kimber has used its best efforts to secure title to all its properties and secured access to surface rights, these titles or rights may be disputed.

For a more complete list of potential risk factors which could affect Kimber please refer to Kimber’s current Form 20-F and prospectus supplement dated February 3, 2010, filed on SEDAR and EDGAR. Our current Form 20-F is also available on Kimber’s website.

Below is a brief summary of some of Kimber’s risks and uncertainties. Each of these risks is more fully described in our Form 20-F and prospectus supplement dated February 3, 2010, along with other risks and uncertainties.

Industry Risks

  Mineral resource exploration and development is a high risk, speculative business.

  Mineral exploration is subject to numerous industry operating hazards and risks, many of which are beyond Kimber’s control and any one of which may have an adverse effect on Kimber’s financial condition and operations.

  Metal prices have fluctuated widely in the past and are expected to continue to do so in the future which may adversely affect the amount of revenues derived from production of Mineral Reserves.

  Exploration activities are subject to geologic uncertainty and inherent variability.

  The quantification of Mineral Resources is based on estimates and is subject to great uncertainty.

  The recent unprecedented events in global financial markets have had a profound impact on the global economy, in general and on the mining industry in particular.

  Increased operating and capital costs may adversely affect the viability of existing and proposed mining projects.

Company Risks

  Kimber will need to raise additional capital though the sale of its securities, resulting in dilution to the existing shareholders, and if such funding is not available, Kimber’s operations would be adversely effected.

  Kimber faces substantial competition within the mining industry from other mineral companies with much greater financial and technical resources and may not be able to effectively compete which would have an adverse effect on Kimber’s financial condition and operations.

  Kimber’s exploration efforts may be unsuccessful.

  If Kimber is unable to develop acceptable overall gold and silver recovery levels, the Carmen deposit may not be a viable project and Kimber will have to continue to explore for a viable deposit or cease operations.

  Kimber has a limited history as an exploration company and does not have any experience in putting a mining project into production.

  Kimber expects to continue to incur losses and may never achieve profitability, which in turn may harm the future operating performance and may cause the market price of Kimber’s common shares to decline.

  Kimber’s title to its mineral properties and its validity may be disputed in the future by others claiming title to all or part of such properties.

  Kimber’s properties are located in Mexico, which can lead to difficulty with changes in political conditions and regulations, currency exchange, in obtaining financing, finding and hiring qualified people or obtaining all necessary services for Kimber’s operations in Mexico.

  Kimber originally contemplated an open pit mining operation on the Carmen deposit, however it is currently contemplating the possibility of a combined open pit and underground mining operation, the effect of which, if it were to proceed to production, would expose Kimber to increased costs, potential time delays and risks to underground workers.

  Kimber is subject to numerous government regulations which could cause delays in carrying out its operations, and increase costs related to its business.

  Kimber has not completed an environmental impact statement, nor has it received the necessary permits for water or explosives to conduct mining operations.

  The Monterde Property is located in the Sierra Madre Mountains of Mexico which have been subject to episodes of unusually high rainfall in past years resulting in washouts and erosion of soil. Continuing increased rainfall may result in increased costs and delays in operations.

  Kimber depends on key personnel for critical management decisions and industry contacts but does not maintain key person insurance.

  Kimber does not have a full staff of technical people and relies upon outside consultants to provide critical services.

  Certain Kimber directors also serve as officers and/or directors of other mineral resource companies, which may give rise to conflicts.

  Future sales of Kimber’s common shares into the public market by holders of Kimber options and warrants may lower the market price, which may result in losses to Kimber’s shareholders.

  Kimber has no history of paying dividends, does not expect to pay dividends in the immediate future and may never pay dividends.

  Kimber’s business involves risks for which Kimber may not be adequately insured, if it is insured at all.

  Kimber’s activities are subject to environmental liability, which would have an adverse effect on its financial condition and operations.

  A shortage of supplies and equipment could adversely affect Kimber’s ability to operate its business.

National Instrument 43-101 Compliance

Unless otherwise indicated, Kimber has prepared the technical information in this MD&A (“Technical Information”) based on information contained in the technical reports and news releases (collectively the “Disclosure Documents”) available under Kimber’s company profile on SEDAR at www.sedar.com and on the Company’s website. Each Disclosure Document was prepared by or under the supervision of a qualified person (a “Qualified Person”) as defined in National Instrument 43-101 – Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators (“NI 43-101”). Readers are encouraged to review the full text of the Disclosure Documents which qualifies the Technical Information. Readers are advised that mineral resources that are not mineral reserves do not have demonstrated economic viability. The Disclosure Documents are each intended to be read as a whole and sections should not be read or relied upon out of context. The Technical Information is subject to the assumptions and qualifications contained in the Disclosure Documents.

The disclosure in this MD&A of technical information has been prepared under the supervision of Petrus (Marius) Mare, Professional Geologist, a Qualified Person under NI 43-101.

Cautionary Note to U.S. Investors – The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this document, such as “measured,” “indicated,” and “inferred,” “resources,” which the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F which may be secured from us on our website, or from the SEC’s website at http://www.sec.gov/edgar.shtml.